UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

TC POWER MANAGEMENT CORP.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

878050 202
(CUSIP Number)

Alex Daza
2518 Montana Ave., El Paso
Texas 79903

Telephone: 915-356-8328

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

January 13, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 878050202

1.	Name of Reporting Persons: Alex Daza

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds: PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6,	Citizenship or Place of Organization Chilean

Number of Shares Bene-ficially by Owned by Each Reporting Person With	7.	Sole Voting Power: 0

	8.	Shared Voting Power: 3,000,000

	9.	Sole Dispositive Power: 0

	10.	Shared Dispositive Power: 3,000,000

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 11.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the Common Stock (“Common Stock”) of TC Power Management Corp., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The principal executive offices of the Issuer are located c/o Sanders Ortoli Vaughn-Flam Rosenstadt LLP, 501 Madison Avenue, New York, NY 10022.

Item 2. Identity and Background

This Schedule is being filed by Alex Daza, a Chilean citizen.  Mr. Daza is currently the President of MCH Mining Solutions LLC located at 2518 Montana Avenue, El Paso Texas 79903.

During the last five years, Mr. Daza has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Daza acquired 3,000,000 shares of the Company from a former officer of the Company in a private sale in exchange for $50.

Item 4. Purpose of Transaction

Mr. Daza purchased the Common Stock for the purpose of making an investment in the Issuer.

Mr. Daza entered into an Amended Pooling Agreement with Francisco Quiroz, David Guiñez, John Larson, Robert Knight, and the Llewellyn Family Trust, and the five parties to the Amended Pooling Agreement represent approximately 64% of the Company’s outstanding stock.  The material points of the agreement are as follows:

1.	Voting Rights

During the term of the Amended Pooling Agreement, each shareholder may exercise all voting rights attached to such shareholder’s shares, except that:

(a)           Mr. Larson, Mr. Knight and Llewellyn Family Trust granted to Messrs. Quiroz, Daza and Guiñez the right and title to vote all of Mr. Larson, Mr. Knight and Llewellyn Family Trust’s shares for the exclusive purpose to elect as many members of the board of directors, as necessary to have Messrs. Quiroz, Daza and Guiñez elect 51% of such Board of Directors; and

(b)           Messrs. Quiroz, Daza and Guiñez granted to Mr. Larson, Mr. Knight and Llewellyn Family Trust the right and title to vote all of Messrs. Quiroz, Daza and Guiñez’s shares for the exclusive purpose to elect as many member of the board of directors, as necessary to have Mr. Larson, Mr. Knight and Llewellyn Family Trust elect a maximum 49% of such Board of Directors.

2.  Release from Amended Pooling Arrangement

While the shares are subject to the Amended Pooling Agreement, the Shareholders to the Amended Pooling Agreement (the “Shareholders”) shall not assign, deal with, pledge, sell, trade or transfer in any manner whatsoever, or agree to do so in the future, any of the shares or any beneficial interest in them, except as set out in this Section.  Except in respect of the following, the Company shall not effect or acknowledge any transfer, trade, pledge, mortgage, lien, assignment, declaration of trust or any other documents evidencing a change in the legal or beneficial ownership of or interest in the shares.  Any shares sold shall be executed as agreed upon by the Shareholders but the release of shares from the Amended Pooling Arrangement will be on a pro rata basis.  A Shareholder may elect not to participate in the sale of shares.  The sale of the shares is not cumulative and at the end of each period described below and shares not sold will not carry forward into the next period:

(a)	During the first twelve months from the date of the Amended Pooling Agreement no shares will be released from the pooling agreement.

(b)	Following the initial 1 year hold period, the Shareholders will agree, from time to time, based on market conditions to liquidate part of the position held on the pooling arrangement; and

(c)	At the end of the 36 month of the pooling arrangement, all of the remaining shares shall be released from the pooling arrangement.

Notwithstanding the foregoing, the Shares shall be released from the Amended Pooling Agreement and delivered to the Shareholders if a takeover bid has been accepted by the majority of the outstanding shares in a Shareholders Meeting of the Company such that the purchaser under the takeover bid is entitled to force a sale by all shareholders of the Company.

Item 5. Interest in Securities of the Issuer

(a); (b)
As of the date hereof, Mr. Daza beneficially owns 3,000,000 shares of Common Stock, representing 11.2% of the Common Stock outstanding and deemed to be outstanding based upon the Company’s Current Report on Form 8-K filed on January 13, 2011.  Mr. Daza has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such shares, except as limited as disclosed in Item 4.

(c)	Within the past 60 days, Mr. Daza acquired 3,000,000 in a private sale from a third party in exchange for $50.

(d)	No person other than Mr. Daza has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by Mr. Daza.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Mr. Daza is a party to the Amended Pooling Agreement, dated as of January 24, 2011 as further described in Item 4.

Item 7. Material to Be Filed as Exhibits

Exhibit 1.  Amended Pooling Agreement, dated as of January 24, 2011.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

In accordance with Rule 13d-4 of the Securities Exchange Act of 1934, each of the persons filing this statement expressly disclaim beneficial ownership of the securities covered by this statement and the filing of this report shall not be construed as an admissions by such persons that they are the beneficial owners of such securities.

Dated: February 9, 2011
Alex Daza

	By:	/s/ Alex Daza
Alex Daza